Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2007

Mr. Andrew A. Stevens
Vice President and Chief Financial Officer
Zila, Inc
5227 North 7th Street
Phoenix, AZ 85014-2800

Re: Zila, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2006
Filed October 10, 2006
Form 10-Q for the Period Ended October 31, 2006
Filed December 7, 2006
File No. 000-17521

Dear Mr. Stevens:

We have completed our review of the above filings and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief